

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

February 13, 2008

<u>VIA U.S. MAIL and FACSIMILE</u>

Robert Putnam
Interim Chief Accounting Officer
e.Digital Corporation
16770 West Bernardo Drive
San Diego, CA 92127

> **RE: e.Digital Corporation**
> **Form 10-K for the fiscal year ended March 31, 2007**
> **Filed June 29, 2007**
> **File No. 000-20734**

Dear Mr. Putnam:

      We have reviewed your filing and have the following comments. We have limited our review of your filing to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended March 31, 2007

Consolidated Financial Statements

Note 1. Nature of Operations and Basis of Presentation, pageF-7

Revenue Recognition, page F-9

1.   Please tell us and more specifically disclose how and when you recognize revenue for content and related services, including how you recognize revenue when you have been engaged to provide both hardware and content. The written response should also address the basis in GAAP for your underlying policies.

2.   Please revise future filings to specifically identify when you apply multiple element accounting. In that regard, please identify the multiple elements involved, state how you determine fair value of the individual elements and describe the revenue policy for each element. Overall, your disclosure should clarify why you believe the transactions are appropriately accounted for as multiple element arrangements as described in EITF 00-21.

3.   In future filings, please also describe the circumstances that result in long-term deferred revenue.

Note 14. Commitments and Contingencies, page F-24
Facility Lease

4.   We see from page 23 that you reduced accrued liabilities by $515,000 for a disputed lease liability. Please tell us about the background and nature of the dispute related to the lease liability. Please also clarify why you believe that the expiration of a statute of limitations negates the legal liability that should be recorded under U.S. GAAP.   Please specifically address the requirements of paragraph 16 to SFAS 140.

5.   As a related matter the notes to future financial statements should include a description of this transaction and the basis in GAAP for the accounting applied. In addition, please note that the impact of any unusual material items included in operating results should be described and quantified in MD&A.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kristin Lochhead at (202) 551-3664 or me at (202) 551-3605 if you have questions. In this regard, please do not hesitate to contact Brian Cascio, Accounting Branch Chief, at (202) 551-3676 with any other questions.

Sincerely,

Gary Todd
Reviewing Accountant